# SEC Schedule 13D/A (Amendment No. 23) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AGCO CORP /DE, CIK 0000880266
CUSIP: 001084102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4205 RIVER GREEN PKWAY, DULUTH, Georgia (GA), 30096
Date of event which requires filing of this statement: 04/23/2025
Amends the filing with accession number 0000950157-13-000143
Filed by CIK 0001525527
Persons authorized to receive notices and communications: Andrew M. Freedman, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Dennis Hranitzky, Quinn Emanuel Urquhart & Sullivan LLP, 51 Madison Avenue, 22nd Floor, New York, New York (NY), 10010, 212-849-7000

## Reporting persons
- Tractors & Farm Equipment Ltd (CIK 0001621553): type of reporting person: corporation (CO); citizenship or place of organization: India (K7); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 12,150,152; sole dispositive power 0; shared dispositive power 12,150,152; aggregate amount beneficially owned 12,150,152 (16.3% of the class); the aggregate amount excludes certain shares
- TAFE Motors & Tractors Ltd (CIK 0001621526): type of reporting person: corporation (CO); citizenship or place of organization: India (K7); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,262,321; sole dispositive power 0; shared dispositive power 3,262,321; aggregate amount beneficially owned 3,262,321 (4.4% of the class); the aggregate amount excludes certain shares
- SRINIVASAN MALLIKA (CIK 0001525527): type of reporting person: individual (IN); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 23,713; shared voting power 12,150,152; sole dispositive power 23,713; shared dispositive power 12,150,152; aggregate amount beneficially owned 12,173,865 (16.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AGCO CORP /DE
Address of issuer's principal executive offices: 4205 RIVER GREEN PKWAY, DULUTH, Georgia (GA), 30096

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Except for the 23,713 shares that Ms. Srinivasan (together with the Companies (as defined below), the "Reporting Persons") holds directly and that were awarded to her under the AGCO Corporation 2006 Long-Term Incentive Plan for her services as a director of the Issuer, the source of the funds used by the Reporting Persons to purchase the reported shares, pursuant to the Purchase Plans, was the working capital of Tractors and Farm Equipment Limited ("TAFE") or of TAFE Motors and Tractors Limited ("TAFE Motors and Tractors" and, together with TAFE, the "Companies"). The Reporting Persons paid a total of $585,803,125.51 (exclusive of brokers' commissions and other administrative costs) to purchase the reported shares. Ms. Srinivasan did not pay for the shares that were awarded to her under the AGCO Corporation 2006 Long-Term Incentive Plan.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby further amended and supplemented by adding the following:

As TAFE and the Issuer continue to engage in advanced discussions regarding the resolution of the ongoing litigation and various other matters between the parties, effective April 23, 2025, TAFE and the Issuer executed Amendment No. 2 to the Amended and Restated Letter Agreement, dated April 24, 2019 (the "Letter Agreement"), pursuant to which, the termination date of the Letter Agreement was extended until June 30, 2025. All other terms of the Letter Agreement remain in full force and effect. The foregoing description of Amendment No. 2 to the Letter Agreement is qualified in its entirety by reference to the full text of Amendment No. 2 to the Letter Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of shares reported owned on this Schedule 13D is based on 74,582,014 shares of Common Stock outstanding as of March 7, 2025, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Proxy Statement on Schedule 14A filed with the SEC on March 24, 2025. As of the date hereof (i) TAFE beneficially owned 12,150,152 shares of Common Stock, which constituted approximately 16.3% of the Common Stock outstanding; (ii) TAFE Motors and Tractors beneficially owned 3,263,321 shares of Common Stock, which constituted approximately 4.4% of the Common Stock outstanding; and (iii) Ms. Srinivasan beneficially owned 12,173,865 shares of Common Stock, which constituted approximately 16.3% of the Common Stock outstanding, including the 23,713 shares she holds in her individual capacity. Ms. Srinivasan disclaims beneficial ownership of the Common Stock beneficially owned by each of the Companies, and this report shall not be deemed an admission that Ms. Srinivasan is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose. Each of the Companies disclaims beneficial ownership of the 23,713 shares of Common Stock owned directly by Ms. Srinivasan in her individual capacity, and this report shall not be deemed an admission that either of the Companies is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose. TAFE Motors and Tractors disclaims beneficial ownership of the 8,886,831 shares of Common Stock purchased on behalf of TAFE under the Purchase Plans, and this report shall not be deemed an admission that TAFE Motors and Tractors is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
A. TAFE
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,150,152
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,150,152

B. TAFE Motors and Tractors
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,263,321
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,263,321

C. Mallika Srinivasan
1. Sole power to vote or direct vote: 23,713
2. Shared power to vote or direct vote: 12,150,152
3. Sole power to dispose or direct the disposition: 23,713
4. Shared power to dispose or direct the disposition: 12,150,152
Transactions in the class effected during the past sixty days: None of the Reporting Persons has entered into any transactions in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby further amended and supplemented by adding the following:

The description of Amendment No. 2 to the Letter Agreement set forth in Item 4 above is incorporated herein by reference. The description of the Amendment No. 2 to the Letter Agreement is qualified in its entirety by reference to the full text of the Amendment No. 2 to the Letter Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Amendment No. 2 to the Letter Agreement, dated April 23, 2025

## Signatures
- Tractors & Farm Equipment Ltd: /s/ Andrew M. Freedman, Andrew M. Freedman, attorney-in-fact* (04/24/2025)
- TAFE Motors & Tractors Ltd: /s/ Andrew M. Freedman, Andrew M. Freedman, attorney-in-fact* (04/24/2025)
- SRINIVASAN MALLIKA: /s/ Andrew M. Freedman, Andrew M. Freedman, attorney-in-fact* (04/24/2025)
Comment: * This Amendment No. 23 to Statement on Schedule 13D was executed by Andrew M. Freedman as Attorney-In-Fact for Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and Mallika Srinivasan, pursuant to the Limited Power of Attorney granted by them, which is included as Exhibit E to Amendment No. 18 to Statement on Schedule 13D filed by the Reporting Persons on August 6, 2024.